SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

03 APR -9 AM 7:21



03050204

April 1, 2003 L1004-14/4

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-862

SUPPL

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. News Release dated April 1, 2003 and entitled "Synex International Announces Project Shortlistings by BC Hydro" (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

4/29

SYNEX INTERNATIONAL INC.
NEWS RELEASE

TSE : SXI

April 1, 2003

SYNEX INTERNATIONAL ANNOUNCES PROJECT SHORTLISTINGS BY BCHYDRO

Synex International Inc announces that one of the potential projects of its wholly owned subsidiary, Synex Energy Resources Ltd, has been short listed by BC Hydro under its 2002/2003 Green Power Generation Procurement Process (the "Process"). The next step in the Process will be for Synex Energy to provide a further technical submission and the pricing of proposed electricity sales. The Cypress Creek Hydro Project is to be located on Vancouver Island with an expected capacity of about 3 MW.

In addition, the Forrest Kerr Hydroelectric Project (the "Project") of Coast Mountain Power Corp., was also short listed by BC Hydro. Synex Energy is a significant shareholder in Coast Mountain, holding about 9% of its outstanding shares. The Project is to be located in northwestern British Columbia and has an expected capacity of about 100 MW. During March 2003, Coast Mountain also announced that the Environmental Assessment Certificate was received as well as the signing of a memorandum of understanding with Sino Energy Consortium (Canada) Ltd. covering the development and financing of the equity and subordinated debt portions of the Project.

Synex International Inc is a public company listed on the Toronto Stock Exchange with businesses that cover the development, ownership and operation of electrical generation facilities and the provision of consulting engineering services in water resources, particularly hydroelectric facilities.



Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/